Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 333-SILV


                               Silver Screen III

                              Third Quarter Report

                               September 30, 1997

Dear Limited Partner:

     The 1997 third quarter cash distribution totals $6.6 million, bringing total distributions since the Partnership's inception in 1987 to approximately $453 million.

     Partnership revenue for the quarter was generated primarily from the foreign home video release of "Oliver & Company" and the closing of the Disney buyout on September 30, 1997.

     Between now and the dissolution of the Partnership, current expectations are that, after the current distribution and expenses, Silver Screen Partners III will distribute an additional $100 to $130 per unit to investors (this amount includes all anticipated future quarterly distributions and the buyout proceeds from Disney). The final distribution and dissolution of the Partnership is expected to take place by the end of 1997. These figures and dates represent our best estimates as of today.

     As indicated in our previous quarterly report, the Partnership stopped accepting transfers after August 15, 1997, and all incomplete transfers or transfer documents received after that date are not being processed.

     The 1997 Annual Report and tax  information  will be mailed to you by March
15. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M., Eastern Standard Time.

Sincerely,




/s/ Roland W. Betts                     /s/ Tom A. Bernstein
-------------------                     ------------------------
Roland W. Betts                         Tom A. Bernstein
President                               Executive Vice President

BALANCE SHEETS (UNAUDITED)

                                                  Sept. 30, 1997   Dec. 31, 1996
                                                  --------------   -------------
ASSETS

Current assets:

Cash ...........................................    $       --      $    164,506

Temporary investments (at cost, plus accrued
  interest, which approximates market) .........     107,980,084       4,545,092
                                                    ------------    ------------

Total current assets ...........................     107,980,084       4,709,598

Investment in Joint Venture ....................            --         2,704,931
                                                    ------------    ------------
                                                    $107,980,084    $  7,414,529
                                                    ------------    ------------
LIABILITIES AND PARTNERS' EQUITY

Current liabilities:

Due to managing general partner ................    $     26,544    $      3,881

Cash Overdraft .................................         120,758            --

Accrued unincorporated business tax ............            --            13,352
                                                    ------------    ------------
Total  liabilities .............................         147,302          17,233
                                                    ------------    ------------
Partners' equity:

General partners ...............................            --              --

Limited partners ...............................     107,832,782       7,397,296
                                                    ------------    ------------
Total partners' equity .........................     107,832,782       7,397,296
                                                    ------------    ------------
                                                    $107,980,084    $  7,414,529
                                                    ============    ============

                       See notes to financial statements.

STATEMENTS OF OPERATIONS (UNAUDITED)

                                                         Three Months      Nine Months    Three Months     Nine Months
                                                                Ended            Ended           Ended           Ended
                                                       Sept. 30, 1997   Sept. 30, 1997  Sept. 30, 1996  Sept. 30, 1996
                                                       --------------   --------------  --------------  --------------
REVENUES:
Income from Joint Venture ...........................     $ 105,086,204    $ 122,935,830   $     873,756  $   4,046,415
Interest income .....................................            60,533          297,783          42,816        113,758
                                                          -------------    -------------   -------------  -------------

                                                            105,146,737      123,233,613         916,572      4,160,173

COSTS AND EXPENSES:
General and administrative expenses .................            86,782          298,127         163,185        613,389
                                                          -------------    -------------   -------------  -------------

Income before tax ...................................       105,059,955      122,935,486         753,387      3,546,784
Unincorporated Business tax .........................              --               --           778,000        778,000
                                                          -------------    -------------   -------------  -------------

Net income (loss) ...................................     $ 105,059,955    $ 122,935,486   $     (24,613) $   2,768,784
                                                          =============    =============   =============  =============

NET INCOME (LOSS) ALLOCATED TO:
General partners ....................................     $   1,050,600    $   1,229,355   $        (246) $      27,688
Limited partners ....................................       104,009,355      121,706,131         (24,367)     2,741,096
                                                          -------------    -------------   -------------  -------------

                                                          $ 105,059,955    $ 122,935,486   $     (24,613) $   2,768,784
                                                          =============    =============   =============  =============

Net income (loss) per a $500 limited partnership
  unit (based on 600,000 units outstanding) .........     $      173.35    $      202.84   $       (0.04) $        4.57
                                                          =============    =============   =============  =============

                       See notes to financial statements.


STATEMENTS OF PARTNERS' EQUITY (UNAUDITED)

                                                                                           Year Ended December 31, 1996
                                                                                   and Nine Months Ended Sept. 30, 1997
                                                                 ======================================================
                                                                 General Partners     Limited Partners         Total
                                                                 ----------------     ----------------         -----
Balance, January 1, 1996 ..............................             $        --         $   6,199,923      $   6,199,923
Net income, 1996 ......................................                    58,849           5,826,024          5,884,873
Allocation under Treasury Regulation Section 1.704-1(b)                   878,651            (878,651)              --
Distributions, 1996 ...................................                  (937,500)         (3,750,000)        (4,687,500)
                                                                    -------------       -------------      -------------

Balance, December 31, 1996 ............................                      --             7,397,296          7,397,296
NET INCOME, NINE MONTHS 1997 ..........................                 1,229,355         121,706,131        122,935,486
ALLOCATION UNDER TREASURY REGULATION SECTION 1.704-1(b)                 3,270,645          (3,270,645)              --
DISTRIBUTIONS DURING NINE MONTHS 1997 .................                (4,500,000)        (18,000,000)       (22,500,000)
                                                                    -------------       -------------      -------------

                                                                    $        --         $ 107,832,782      $ 107,832,782
                                                                    =============       =============      =============

                       See notes to financial statements.

STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                       Nine Months Ended   Nine Months Ended
                                                          Sept. 30, 1997      Sept. 30, 1996
                                                       -----------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .............................................   $ 122,935,486      $   2,768,784
Adjustments to reconcile net income to net
  cash provided by operating activities:
  (Increase) decrease in accrued interest receivable ...         (36,667)             4,235
Net change in operating assets and liabilities:
  Increase (decrease) in due to managing general partner          22,663            (12,935)
  Decrease in accrued unincorporated business tax ......         (13,352)              --
  Increase in cash overdraft ...........................         120,758               --
  Decrease in other liabilities ........................            --             (106,790)
                                                           -------------      -------------
Net cash provided by operating activities ..............     123,028,888          2,653,294
                                                           -------------      -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investment in Joint Venture ................       2,704,931             88,328
(Purchase) Sale of temporary investments, net ..........    (103,398,325)         1,746,638
                                                           -------------      -------------
Net cash (used in) provided by investing activities ....    (100,693,394)         1,834,966
                                                           -------------      -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners ..............................     (22,500,000)        (4,687,500)
                                                           -------------      -------------
Net cash used in financing activities ..................     (22,500,000)        (4,687,500)
                                                           -------------      -------------
Net decrease in cash ...................................        (164,506)          (199,240)
Cash, beginning of year ................................         164,506            247,033
                                                           -------------      -------------
Cash at end of nine months .............................   $        --        $      47,793
                                                           =============      =============


                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS


TEMPORARY INVESTMENTS
---------------------

Temporary investments represent investments in commercial paper.


INVESTMENT IN JOINT VENTURE
---------------------------

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. In accordance with the Buyout agreement, the closing of the sale occured on September 30, 1997 and the net proceeds received by the Partnership were $99,349,738 in cash after an adjustment for certain film revenues totaling $25,650,262 from the exploitation of the film "Oliver & Co." received in 1996 and 1997 prior to the sale.

As a result of the Buyout Agreement, the Partnership began using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received were recognized as income and the investment was reduced in proportion that actual cash received related to ultimate revenues expected.

The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The Partnership expects to dissolve by the end of 1997.